[redacted]

08003085

GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
2008 JUN 10 A 5:22
OFFICE OF INTE... CORPORATE ...

May 21, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from 24th July, 2008 to 2nd August, 2008 [both days inclusive] for the purpose of payment of dividend @ Rs.30/- per Equity Share for the year ended 31st March, 2008 as recommended by the Board of Directors of the Company at its Meeting held on 29th April, 2008.

Please acknowledge receipt.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

PROCESSED
JUN 11 2008
THOMSON REUTERS

6/10

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)